GOLDMAN SACHS TRUST

GOLDMAN SACHS TAXABLE FIXED INCOME FUNDS

Supplement dated May 4, 2005

To the Prospectuses dated February 25, 2005

The following information supplements the information under “General Investment Management Approach” and “Fund Investment Objectives and Strategies” in the Prospectus.

Additional Description of How the Investment Adviser Actively Manages Portfolio Durations

As stated in the Prospectus, each of the Funds has a target duration. Duration is a weighted measure of the length of time until the security matures, or pays out, which takes into account interest payments that occur throughout the course of holding the security. Individual securities purchased by the Funds may have durations that are either shorter or longer than the target duration for the Fund as a whole. The information below provides investors with a more detailed description of how the Investment Adviser manages the Funds to achieve a target duration.

The Investment Adviser uses derivative instruments to manage the durations of Funds’ investment portfolios in accordance with their respective target durations. These derivative instruments include financial futures contracts and swap transactions, as well as other types of derivatives, and can be used to shorten and lengthen the duration of a Fund. The Funds’ investments in derivative instruments, including financial futures contracts and swaps, can be significant. These transactions can result in sizeable realized and unrealized capital gains and losses relative to the gains and losses from the Funds’ investments in bonds and other securities. Short-term and long-term realized capital gains distributions paid by the Funds are taxable to their shareholders.

Interest rates, fixed income securities prices, the prices of futures and other derivatives, and currency exchange rates can be volatile, and a variance in the degree of volatility or in the direction of the market from the Investment Adviser’s expectations may produce significant losses in a Fund’s investments in derivatives. In addition, a perfect correlation between a derivatives position and a fixed income security position is generally impossible to achieve. As a result, the Investment Adviser’s use of derivatives may not be effective in fulfilling the Investment Adviser’s investment strategies and may contribute to losses that would not have been incurred otherwise.

Financial futures contracts used by each of the Funds include interest rate futures contracts including, among others, Eurodollar futures contracts. Eurodollar futures contracts are U.S. dollar-denominated futures contracts that are based on the implied forward London Interbank Offered Rate (LIBOR) of a three-month deposit. Further information is included in the Prospectus regarding futures contracts, swaps and other derivative instruments used by the Funds, including information on the risks presented by these instruments and other purposes for which they may be used by the Funds.

FISTCK 5-05

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